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VIA EDGAR AND E-MAIL

May 4, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Attn:	Kristi Marrone Staff Accountant

Office of Real Estate and Commodities

Re:	Redwood Trust, Inc.
Response to Comment on:
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed on February 24, 2017

File No. 001-13759

Dear Ms. Marrone,

On behalf of Redwood Trust, Inc. (“Redwood”), I hereby provide the following response in reply to the Staff’s comment letter dated April 24, 2017 (the “Comment Letter”) in connection with the above-referenced Annual Report on Form 10-K (the “2016 Form 10-K”). For your convenience, my response is preceded with an italicized recitation of the comment set forth in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2016

General

1.	Please tell us what consideration you gave to including Schedule IV: Mortgage Loans on Real Estate in accordance with Rule 12-29 of Regulation S-X.

As discussed with the staff, although we believe the text of Rule 5-04 of Regulation S-X is unclear with respect to the applicability of Rule 12-29 to our business, we believe we have substantially complied with the disclosure requirements of Schedule IV in the notes to our consolidated financial statements. We provide portfolio composition information on residential mortgage loans within Note 6 – Residential Loans, and a reconciliation/rollforward of our mortgage loans within Note 5 – Fair Value of Financial Instruments.

Specifically, within Note 6:

•	Table 6.3 presents residential loans grouped by product types and the accompanying loan characteristics. None of our loans are over 3% of our total loans.

May 4, 2017

•	Table 6.1 presents the carrying values of residential loans for each classification of loans presented in table 6.3.

•	Table 6.2 presents the geographic concentration of residential loans recorded on our consolidated balance sheets.

The aggregate cost for Federal income tax purposes of our mortgage loans held at Redwood approximates the carrying values reflected in Table 6.1 within Note 6, and, at December 31, 2016, was equal to $2.28 billion for our held-for-investment loans at Redwood and $0.84 billion for our held-for-sale loans at Redwood. For our held-for-investment loans at consolidated Sequoia entities, the aggregate cost for Federal income tax purposes at December 31, 2016 was zero, as the transfers of these loans into Sequoia securitizations were treated as sales for tax purposes.

As discussed with the staff, in future filings, we will provide Schedule IV as a separate schedule within our consolidated financial statements.

*       *       *

On behalf of Redwood, I confirm that:

•	Redwood is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Redwood may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions about this letter, please contact me by telephone at 415-384-3584, by fax at 415-381-1773, or by email at chris.abate@redwoodtrust.com.

Very truly yours,

Redwood Trust, Inc.

By:	/s/ Christopher J. Abate
Christopher J. Abate
President and Chief Financial Officer